AMEND DECLARATIONS PAGE RIDER

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[x] **Item 2.** Bond Period: from 12:01 a.m. on 09/30/2019 to 12:01 a.m. on 12/31/2020

[ ] **Item 3.** The Aggregate Liability of the Underwriter during the Bond Period shall be $

[ ] **Item 4.** Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$	$
Insuring Agreement (E)—SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional Insuring Agreements and Coverages:		

Accepted:

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed	
Rider/Endorsement No.	Policy No.
10	596783206

Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Issued to:	Effective date of this rider/endorsement
Altegris KKR Commitments Master Fund	09/30/2020

CNA
For All the Commitments You Make®

Countersigned by ______________________
Authorized Representative

Page 1 of 2

SR 6150c
(ED. 6/90)

AMEND DECLARATIONS PAGE—DISCOVERY FORM

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25. ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

REVISED TO JUNE, 1990.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed	
Rider/Endorsement No.	Policy No.
10	596783206

Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Issued to:	Effective date of this rider/endorsement
Altegris KKR Commitments Master Fund	09/30/2020

CNA
For All the Commitments You Make®

Countersigned by ____________________
Authorized Representative

Page 2 of 2

SR 6150c
(ED. 6/90)

Ratification of Fidelity Bond

RESOLVED, the extension of the Fund’s fidelity bond policy with Continental Insurance Company from September 30, 2019 to December 31, 2020, including the payment of any additional premium and the filing of such amendments to the fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act be, and it hereby is, ratified and approved; and it was further

RESOLVED, that the Board authorizes the officers of the Fund to make any and all payments and to do any and all other acts, in the name of the Fund and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and it was further

RESOLVED, that the Board authorizes the officers of the Fund to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and it was further

RESOLVED, that the Board authorizes the officers of the Fund to file or cause to be filed the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.